[redacted]

09042794

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35239

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2008 (MM/DD/YY) AND ENDING 09/30/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GSH Advisory Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Revere Drive - Suite #200
(No. and Street)

Northbrook	Illinois	60062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary S. Hart (847) 205-2744
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Philip M. Robbins & Associates
(Name – *if individual, state last, first, middle name*)

2970 Maria Avenue - Suite #216	Northbrook	Illinois	60062
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 2 2 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary H. Hart swear(or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the of GSH Advisory Services, Inc., as of September 30, 20 09 are true and correct. I further swear(or affirm) that neither the company nor any partner, proprietor, principal officer or director has proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

"OFFICIAL SEAL"
Murray J. Lewison
Notary Public, State of Illinois
My Commission Exp. 02/04/2010

Notary Public

This report** contains (check all applicable boxes):

	X	(a)	Facing page.
	X	(b)	Statement of Financial Condition.
	X	(c)	Statement of Income(Lose).
	X	(d)	Statement of Changes in Financial Condition.
	X	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
	X	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
	X	(g)	Computation of Net Capital.
	X	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(2)		(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
	X	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 a Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(1)		(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to meth consolidation.
	X	(l)	An Oath or Affirmation.
(1)		(m)	A copy of the SIPC Supplemental Report.
(1)		(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

(1) Not Applicable

(2) Exempt

FINRA™
Financial Industry Regulatory Authority

November 24, 2009

Gary Hart
Chief Compliance Officer
GSH Advisory Services, Inc.
5 Revere Drive, Suite 200
Northbrook, Illinois 60062

RE: GSH Advisory Services, Inc.
Annual Audit Extension

Dear Mr. Hart:

In reply to your letter dated November 20, 2009, please be advised that your request for an extension of time in which to file GSH Advisory Services, Inc. annual audited financial report as of September 30, 2009 pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, has been given due consideration and is hereby granted.

This extension of business days is granted based upon the representations made by your organization and by your outside independent auditors. If the information given to us is no longer accurate we expected to be notified immediately.

Please be aware that failure to file the annual audited financial report as of September 30, 2009 on or before December 30, 2009 could result in the assessment of a late filing fee of $100 a day for up to ten days and can result in other regulatory or disciplinary action.

Very truly yours,

Shahzad Sultan
Regulatory Coordinator

ls/scolal/papagiannis/sultan/gsh.doc

cc: Via Facsimile No. 240-386-5172 and First Class Mail
Herani Dansamo
FINRA
Department of Financial Operations Policy
9509 Key West Avenue
Rockville, MD 20850

GSH ADVISORY SERVICES, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

Philip M. Robbins & Associates
Certified Public Accountants

GSH ADVISORY SERVICES, INC.
FINANCIAL STATEMENTS
SEPTEMBER 30, 2009

INDEX

PHILIP M. ROBBINS & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

2970 Maria • Suite 216 • Northbrook, Illinois 60062 • (847)291-9696 • (847)291-0135 fax

AUDITORS REPORT

December 8, 2009

To The Sole Shareholder
GSH Advisory Services, Inc.
Five Revere Drive, Suite 200
Northbrook, Illinois 60662

We have audited the accompanying statement of financial condition of GSH Advisory Services, Inc., as of September 30, 2009 and the related statement of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GSH Advisory Services, Inc. as of September 30, 2009 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountant

GSH ADVISORY SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2009

ASSETS

CURRENT ASSETS:		
Money Market Fund Investment	$ 8,000	
TOTAL ASSETS		$ 8,000

STOCKHOLDER'S EQUITY

STOCKHOLDER'S EQUITY		
Common Stock, No Par Value 1,000 Shares Authorized and 100 Shares Issued and Outstanding, at stated value	$ 1,000	
Additional paid-in capital	7,000	
Retained Earnings	-0-	
TOTAL STOCKHOLDER'S EQUITY		$ 8,000

The accompanying notes are an integral part of this statement

GSH ADVISORY SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2009

Revenue:		
Consulting Income	$ 9,400	
Interest Income	107	
Total Revenue		$ 9,507.00
Expenses:		
Dues and regulatory fees	$ 855	
Franchise tax	100	
Medical expense reimbursement	7,952	
Professional fees	600	
Total Expenses		9,507.00
Net Income		$ - 0 -

The accompanying notes are an integral part of this statement

GSH ADVISORY SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2009

	Common Stock	Retained Earnings	Total
Balance - Beginning	$ 7,000	$ 1,000	$ 8,000
Net Income	-0-	-0-	-0-
Balance - Ending	$ 7,000	$ 1,000	$ 8,000

The accompanying notes are an integral part of this statement

GSH ADVISORY SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2009

Cash Flows From Operating Activities:	
Net Income	$ -0-
Net Cash Provided By Operating Activities and Net Increase in Cash	-0-
Cash at Beginning of Year	8,000
Cash At End of Year	$ 8,000

The accompanying notes are an integral part of this statement

GSH ADVISORY SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2009

(1) Nature of Business

GSH Advisory Services, Inc., the "Company" acts as agent for customers with respect to the purchase, sale and redemption of redeemable shares of registered investment companies, which is referred to as an "Application Way Basis". No cash is collected by the "Company", nor does it hold any securities for customers. All cash transactions are handled directly between the customer and the registered invesment companies. Because this is the nature of the "Company's" operations, it is exempt from Rule 15c3-3 and its minimum net capital requirements are $5,000.

(2) Summary of Significant Accounting Policies

Income Recognition

Commissions earned on sales of shares of registered investment companies and limited partnerships offerings are recognized on the transaction date as earned.

Money Market Fund Investment

The Money Market Fund investments are carried market value.

(3) Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain net capital as defined under such Rule. After its first year of operations, the Company must maintain "net capital" equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness" as these terms are defined.

Net capital changes from day-to-day, but at September 30, 2009, the Company had net capital and net capital requirements of approximately $7,840 and $5,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.

GSH ADVISORY SERVICES, INC.

SUPPLEMENTARY SCHEDULES

SEPTEMBER 30, 2009

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		$ 8,000
2.	Deduct ownership equity not allowable for Net Capital		
3.	Total ownership equity qualified for Net Capital		8,000
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
	B. Other (deductions) or allowable credits (List)		
5.	Total capital and allowable subordinated liabilities		$ 8,000
6.	Deductions and/or charges		
	A. Total nonallowable assets from Statement of Financial Condition	$	
	B. Secured demand note deficiency		
	C. Commodity futures contracts and spot commodities - proprietary capital changes		
	D. Other deductions and/or charges		
7.	Other (additions) or allowable credits (List)		
8.	Net capital before haircuts on securities positions		$ 8,000
9.	Haircuts on securities(computed, where applicable, pursuant to 15c3-1:		
	A. Contractual securities commitments	$	
	B. Subordinated securities borrowings		
	C. Trading and investment securities		
	1. Exempted securities		
	2. Debt securities		
	3. Options		
	4. Other securities - Money Market Fund Investment -	160	
	D. Undue Concentration		
	E. Other (List)		(160)
10.	Net Capital		$ 7,840

See Auditor's Report

GSH ADVISORY SERVICES, INC.
FOR THE YEAR ENDED SEPTEMBER 30, 2009

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required(6-2/3% of line 19)	$	0
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)		5,000
13. Net capital requirement(greater of line 10 or 12)		5,000
14. Excess net capital (line 10 less 13)		2,840
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	7,840

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		$	0
17. Add:			
A. Drafts for immediate credit			
B. Market value of securities borrowed for which no equivalent value is paid or credited			
C. Other unrecorded amounts (List)			0
19. Total aggregate indebtedness		$	0
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)		%	0.00%

See Auditor's Report

GSH ADVISORY SERVICES, INC.
RECONCILIATION OF THE AUDITED COMPUTATION OF NET CAPITAL WITH THE CORRESPONDING UNAUDITED COMPUTATION FOR THE YEAR ENDED SEPTEMBER 30, 2009

Net capital as reported in the Company's corresponding unaudited FOCUS-Part IIA filing	$	7,840
Net capital as per computation herein		7,840
No Difference in Net Capital	$	-0-

See Auditor's Report

EXEMPTIVE PROVISION UNDER RULE 15c3-3

See Note (1) on Page 8 of Financial Statements

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which exemption is based (check one only)

A. (k) (1) --- Limited business (mutual funds and/or variable annuities only)	X
B. (k) (2)(A) --- "Special Account for the Exclusive Benefit of customers" maintained	
C. (k) (2)(B) --- All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ______	
D. (k) (3) --- Exempted by order of the Commission	

See Auditor's Report

Philip M. Robbins & Associates
Certified Public Accountants

GSH ADVISORY SERVICES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED SEPTEMBER 30, 2009

Balance, October 1, 2008 and September 30, 2009	$ -0-

See Auditor's Report

PHILIP M. ROBBINS & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
2970 Maria • Suite 216 • Northbrook, Illinois 60062 • (847)291-9696 • (847)291-0135 fax

CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

December 8, 2009

To the Sole Director
GSH Advisory Services, Inc.

We have examined the financial statements of GSH Advisory Services, Inc., (the Company) for the year ended September 30, 2009 and have issued our report thereon dated December 8, 2009. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 under the Securities Exchange Act of 1934. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices followed by the Company (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11); (ii) in making the quarterly securities examinations, counts verifications and comparisons; and the recordation of differences required by Rule 17a-13; (iii) in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the board of Governors of the Federal Reserve System; (iv) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as require by Rule 15c3-3; and (v) in complying with the conditions for exemption from Rule 15c3-3. Rule 12a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weaknesses existing at the date of our examination would be disclosed. The purpose of our study and evaluation was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements, to provide a basis for reporting material weaknesses in internal accounting control under Rule 17a-5, and with respect to Rule 15c3-3, to provide reasonable assurance of compliance, in all material respects, with the possession and control requirements of that Rule. Our study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

As part of the study and evaluation required by Rule 12a-5, we review the description of the procedures required to be maintained by GSH Advisory Services, Inc. for obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers to determine if those procedures would provide reasonable assurance of compliance in all material respects with the possession or control requirements of Rule 15c3-3.

GSH Advisory Services, Inc.

The management of GSH Advisory Services, Inc. is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgement by management are required to assess the expected benefits and related costs of control procedures. the objectives of a system are to provide management with reasonable, but not absolute, assurance that the assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system of internal accounting control to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation made for the purpose described in the first paragraph above would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of GSH Advisory Services, Inc. taken as a whole. Our study and evaluation disclosed no condition that we believed to be a material weakness.

Our review of the description of the procedures required to be maintained for obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers for the year ended September 30, 2009 was made for the purposes set forth in the second paragraph above. In our opinion, the procedures appear to provide reasonable assurance of compliance in all material respects with the possession or control requirements of Rule 15c3-3.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Certified Public Accountant